EXHIBIT 11
HILTON HOTELS CORPORATION AND SUBSIDIARIES
Computation of Per Share Earnings

	2002	2003	2004
Basic
Net income (in millions)	$198	164	238

Weighted average common shares	373,992,000	377,941,000	384,362,000

Basic earnings per common share	$.53	.43	.62

Diluted
Income (in millions)
Net income	$198	164	238
Add after tax interest applicable to convertible notes	16	14	12
Net income, as adjusted	$214	178	250

Shares
Weighted average common shares—basic	373,992,000	377,941,000	384,362,000
Assuming conversion of convertible notes	22,556,000	26,375,000	25,556,000
Dilutive effect of assumed option exercises (as determined by the application of the treasury stock method)	4,116,000	5,961,000	8,024,000
Common and common equivalent shares as adjusted	400,664,000	410,277,000	417,942,000

Diluted earnings per common share	$.53	.43	.60